Exhibit 1.3

Member FINRA/SIPC

1461 Glenneyre Street, Suite D

Laguna Beach, CA 92651

Phone (866) 209-1955

January 24, 2024

EF Hutton LLC

590 Madison Avenue, Floor 39, New York, NY 10022

Attention: Sam Fleischman, Supervisory Principal

Dear Mr. Fleischman:

This letter is to amend the side letter dated June 28, 2023, among EF Hutton LLC fka EF Hutton, division of Benchmark Investment, LLC (“EF Hutton”), American Rebel Holdings Inc. (the “Company”), Digital Offering, LLC (“DO”), as Selling Agent (the “Selling Agent”) for the Reg A+ offering of preferred stock of the Company (the “Offering”).

Whereas, it was understood and acknowledged between the parties hereto that EF Hutton agrees to a one time waiver of its ROFR in the PAA in connection with the Offering, and consideration of this waiver, the Company and DO agree to pay to EF Hutton at the time of the closing of each tranche of the Offering a Cash Fee of one and three quarters percent (1.75%) of the gross proceeds raised in the Offering.

Whereas, FINRA determined the overall compensation under 5110 was unreasonable and such fees were required to be reduced from 8.5% to 7.72% a reduction of .78%. All parties understood that DO required a min fee of 6.70% to facilitate the offering including syndicate payments to be made to selling group members.

Therefore it is it is understood and acknowledged between the parties hereto that the Company and DO agree to pay to EF Hutton at the time of the closing of each tranche of the Offering a Cash Fee of one point zero two percent (1.02%) of the gross proceeds raised in the Offering.

The Company and Selling Agent agree (i) that EF Hutton shall not be identified in any prospectus filed with the SEC (other than exhibits required) or any FINRA filing in connection with the Offering (other than 5110 filing) and (ii) that the Company and the Selling Agent will jointly and severally indemnify EF Hutton and its affiliates, officers, directors, employees, and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the Offering.

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If the foregoing is in accordance with your understanding, please indicate your confirmation and acceptance by signing in the space provided below.

Very truly yours,

EF Hutton LLC

By:	/s/ Sam Fleishman
Sam Fleischman
Supervisory Principal

Confirmed and accepted as of the date of this letter:

Digital Offering, LLC

By:	/s/ Gordon McBean
Name:	Gordon McBean
Title:	CEO

AMERICAN REBEL HOLDINGS INC.

By:	/s/ Charles A Ross, Jr
Name:	Charles A. Ross, Jr.
Title:	Chief Executive Officer

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